Exhibit 6
Stephen W. Bershad
December 14, 2009
VIA ELECTRONIC TRANSMISSION AND OVERNIGHT DELIVERY
GSI Group Inc.
125 Middlesex Turnpike
Bedford, Massachusetts 01730
Attn: Corporate Secretary

Re:	Shareholder Proposal Nominating Directors
Dear Sir or Madam:
     Accompanying this letter is a formal nomination to the Board of Directors of GSI Group Inc. (the “Corporation”) of Stephen W. Bershad, Robert G. Deuster, R. Douglas Norby, Robert G. Stevens, and Eliot M. Fried (collectively, the “Director Nominees”) to be considered at the Corporation’s previously announced April 30, 2010 meeting of shareholders (the “Meeting”). As I am certain you and your Board of Directors will agree, each of these Director Nominees offers impressive credentials:
Mr. Bershad, age 68, is currently a private investor and was Chairman of the Board and Chief Executive Officer of Axsys Technologies, Inc. (“Axsys”), a manufacturer of surveillance and imaging equipment, from 1986 until September 2009. Prior thereto, he was a Managing Director of Lehman Brothers, Inc., an investment banking firm, and its predecessor firms, where he held a series of senior management positions in merchant banking and mergers and acquisitions. Mr. Bershad is a director of EMCOR Group, Inc., a global leader in mechanical and electrical construction, energy infrastructure, and end-to-end facilities services.
Mr. Deuster, age 59, is currently retired and was CEO of Newport Corporation, a laser, optical and motion control products company, from May 1996 to October 2007. From June 1997 to October 2007, he also served as Chairman of the Board. Prior to his tenure at Newport Corporation, Mr. Deuster served in various senior management positions at Applied Power, Inc. (now Actuant Corporation), an international manufacturer of electrical and hydraulic products, from 1985 to 1996. From 1975 to 1985, he held engineering and marketing management positions at General Electric Company’s Medical Systems Group. Mr. Deuster currently serves as a director of Symmetry Medical, Inc., a provider of implants, instruments and cases to orthopedic device manufacturers, and of NEXX Systems, Inc., a semiconductor products company.

Mr. Norby, age 74, is currently retired and was Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc., a semiconductor intellectual property licensing company, from July 2003 to January 2006. He continued as a consultant for Tessera from January 2006 to July 2006. Prior to his position at Tessera, Mr. Norby held the positions of CFO and vice president for various companies from 1993 to 2006 including: Novalux, Inc., a fiber optic laser company; Zambeel, Inc., a computer storage systems company; LSI Logic Corporation, a semiconductor and computer storage systems company; and Mentor Graphics Corporation, a semiconductor electronic design automation company. Mr. Norby currently serves on the boards of directors of several semiconductor products companies, including STATS ChipPAC, Ltd., InvenSense, Inc., NEXX Systems, Inc., and Neterion, Inc., and Intellon Corporation. Intellon Corporation has announced that it is being acquired by Atheros Communications, Inc. with a closing scheduled for December 15, 2009. From May 2006 until his resignation in October 2008, Mr. Norby served on the board of directors of MagnaChip Semiconductor, LLC. MagnaChip filed a petition for relief under the federal Bankruptcy Code in June 2009. Mr. Norby also currently serves on the board of directors of Alexion Pharmaceuticals, Inc., a global biopharmaceutical company.
Mr. Stevens, age 56, has been President of Growth Insight, Inc., a strategic planning and corporate development consulting firm, since 2002. Prior to that time, Mr. Stevens had been a director and the Executive Vice President of Bluefly, Inc., a publicly-traded internet retailer of off-price fashion merchandise, for three years. From 2003 until September 2009, Mr. Stevens was a director of Axsys, a manufacturer of surveillance and imaging equipment. From 1992 until 1999, Mr. Stevens served as Vice President and Partner of Mercer Management Consulting, Inc., the management-consulting arm of Marsh & McLennan, Inc.
Mr. Fried, age 76, was a Managing Director — Corporate Finance at Lehman Brothers, Inc. for more than five years prior to his retirement in February 2000. From 1994 until September 2009, Mr. Fried was a director of Axsys, a manufacturer of surveillance and imaging equipment. Mr. Fried is the lead director of Blount International, Inc., a manufacturer of industrial equipment products.
     As previously disclosed in my Schedule 13D filings, I beneficially own in excess of 13% of the outstanding common shares of the Corporation. Therefore, I am nominating the Director Nominees pursuant to the Corporation’s Articles of Continuance, which permit beneficial owners of not less than 5% of the outstanding common shares to nominate directors. As required by Subsection 89(2) of the Business Corporations Act (New Brunswick) and the Corporation’s Articles of Continuance, please include my Director Nominees in the Corporation’s notice of meeting for the Meeting.
     Enclosed herewith is a statement is support of my proposal. As required by Subsection 89(3) of the Business Corporations Act (New Brunswick), please include this supporting statement in any proxy statement or management circular (“proxy materials”) sent to shareholders in connection with the Meeting. Given that the Meeting is over four months away, I hereby request the opportunity to update or revise the supporting statement as the Corporation gets closer to distributing any proxy materials for the Meeting. I also request that I be allowed to submit a supporting statement longer than 200 words. I am prepared to give the Corporation any other information it may need about the Director Nominees in preparing the Corporation’s proxy materials.
     On November 27, 2009, the Corporation announced that the deadline for shareholders to timely submit to the Corporation proposals to be included in the Company’s proxy materials for the Meeting is December 24, 2009. Thus, I understand that my nomination is being made in a timely fashion to be included in the Corporation’s proxy materials. Please verify in writing to me no later than the close of business on Thursday, December 31, 2009, that you will include the Director Nominees and the supporting statement in any proxy materials sent to shareholders for the Meeting.

Very truly yours,
By:	/s/ Stephen W. Bershad
Stephen W. Bershad

cc:	Christopher Hewitt, Esq. Jones Day

NOMINATION FORM
     The undersigned does hereby certify to GSI Group Inc., a New Brunswick corporation (the “Corporation”), that the undersigned is a shareholder of the Corporation holding shares representing in the aggregate not less than 13% of the shares of the Corporation entitled to vote at a meeting of the shareholders of the Corporation and pursuant to Section 5 of the Schedule I to the Corporation’s Articles of Continuance and Subsection 89(3) of the Business Corporations Act (New Brunswick), does hereby nominate each of the following individuals to stand for election as Directors of the Corporation at the next meeting of the shareholders called for the purpose of electing one or more Directors of the Corporation:
Stephen W. Bershad
Robert G. Deuster
R. Douglas Norby
Robert G. Stevens
Eliot M. Fried

/s/ Stephen W. Bershad
Stephen W. Bershad

DATED: December 14, 2009

SUPPORTING STATEMENT
     When the Board was elected in May 2008, GSI had approximately $183 million of cash, no debt and a market capitalization of approximately $325 million. That Board caused GSI to spend $160 million of cash and issue $210 million of debt to buy Excel Technology. That Board also oversaw the preparation of GSI’s financial statements since 2006, all of which have to be restated. This restatement caused GSI to fail to file financial statements for over 16 months. In fact, there has been virtually no information, financial or otherwise, shared with shareholders during that time. On November 20, 2009, that Board, which has virtually no stock ownership in GSI, caused GSI to file for bankruptcy to restructure the $210 million of debt it incurred to buy Excel. We don’t believe there was any valid business reason to file for bankruptcy, but rather was done to disenfranchise shareholders after we called for a special meeting to elect new directors. GSI’s reorganization plan calls for the bondholders to get five board seats and GSI’s CEO to get a board seat. We don’t believe the GSI Board should be comprised of those individuals who caused GSI to become bankrupt in the first place.